Exhibit 99.4

PERFORMANCE SHARE AWARD AGREEMENT

THE TORO COMPANY AMENDED AND RESTATED 2010 EQUITY AND INCENTIVE PLAN

This Agreement (this “Agreement”) dated [                    ] (“Grant Date”) between The Toro Company, a Delaware corporation (“Toro”), and [                    ] (“you”) sets forth the terms and conditions of a grant to you of a performance share award (this “Performance Share Award”) under The Toro Company Amended and Restated 2010 Equity and Incentive Plan, as such plan may be amended from time to time (the “Plan”). This Performance Share Award is subject to all of the terms and conditions set forth in the Plan, this Agreement and the Performance Share Award Acceptance Agreement should you decide to accept this Performance Share Award. All of the terms in this Agreement and the Performance Share Award Acceptance Agreement that begin with a capital letter are either defined in this Agreement or in the Plan. Except as otherwise indicated, for purposes of this Agreement and the Performance Share Award Acceptance Agreement, any reference to “Employer” shall mean the entity (Toro or any Affiliate or Subsidiary) that employs you.

1. Performance Share Award. Subject to the terms and conditions of this Agreement and the Plan and your consent to those terms and conditions, Toro hereby grants you this Performance Share Award representing the right to receive up to a maximum (your “Maximum Potential Payout”) of 200% of your “Target Potential Payout” based on the achievement of the Performance Goals set forth on Exhibit A to this Agreement during the Performance Period (as defined below). For purposes of this Performance Share Award, your “Target Potential Payout” is equal to [                ] shares (“Shares”) of common stock, par value $1.00 per share, of The Toro Company (“Common Stock”). The number and type of Shares issuable under this Performance Share Award are subject to adjustment pursuant to Section 4.4 of the Plan.

2. Performance Period. The period of time during which the Performance Goals described in Exhibit A to this Agreement must be met in order to determine the degree of payout or the number of Shares that may be issued under this Performance Share Award pursuant to Section 4 of this Agreement is the three (3) fiscal years ending October 31, [        ] to [        ] (the “Performance Period”). Except as otherwise provided in Section 8 of this Agreement, Toro intends to issue Shares to you only at the end of the Performance Period and only upon the achievement of the Performance Goals described in Exhibit A to this Agreement, and except as otherwise provided in Section 8 of this Agreement, no Shares shall be issued to you in settlement of this Performance Share Award prior to the end of the Performance Period or if none of the Performance Goals for the Performance Measures meet the Threshold for payment as described in the table(s) set forth in Exhibit A to this Agreement.

3. Performance Measures; Performance Goals and Determination of Amount of Payment.

a. Except as otherwise provided in this Section 3 and Exhibit A to this Agreement, the number of Shares payable in settlement of this Performance Share Award shall be determined by reference to the Performance Measures and Performance Goals achieved during the Performance Period in accordance with the table(s) set forth in Exhibit A to this Agreement and may range from 0% to 200% of your Target Potential Payout. The Performance Measures and the Performance Goals to be achieved on a cumulative basis over the Performance Period and their respective weightings and their respective Threshold, Target and Maximum levels of performance, are described in the table(s) set forth in Exhibit A to this Agreement.

Payouts will be interpolated between Threshold and Target if the Performance Goals for the Performance Measure attained for the Performance Period falls between the Threshold and Target percentages specified in the table(s) set forth in Exhibit A to this Agreement, and will be rounded down to the nearest whole number of Shares. Payouts will be interpolated between Target and Maximum if the Performance Goals for the Performance Measure attained for the Performance Period falls between the Target and Maximum percentages specified in the table(s) set forth in Exhibit A to this Agreement, and will be rounded down to the nearest whole number of Shares.

b. Absent the occurrence of a Change of Control prior to the end of the Performance Period, and to the extent not previously forfeited or terminated pursuant to Section 5, 6 or 7 of this Agreement, this Performance Share Award shall be immediately forfeited and terminated as of the end of the Performance Period if none of the Performance Goals for the Performance Measures meet the Threshold for payment as described in the table(s) set forth in Exhibit A to this Agreement and the Committee determines that Section 3(c) of this Agreement does not apply.

c. In determining whether and to what extent each Performance Goal has been achieved, the Committee shall exclude from the calculation of the Performance Goal, applying generally accepted accounting principles, each of the following events that occurs during the Performance Period:

i.	any acquisition with projected annual revenues for the first twelve months post closing of $50 million or more that impacts any Performance Goal for the entire Performance Period, no matter when it is closed during the Performance Period, unless such acquisition is built into the annual plan upon which the Performance Goal was established; and

ii.	any acquisition with projected annual revenues for the first twelve months post closing of $10 million or more, unless such acquisition is built into the annual plan upon which the Performance Goals were established, to the extent that it impacts:

a.	The Performance Goals of cumulative corporate revenue and cumulative net income, if the acquisition was closed during the final fiscal year of the Performance Period; and/or

b.	The Performance Goal of cumulative corporate net average assets turns, no matter when it is closed during the Performance Period; and

iii.	any acquisition with projected annual revenues for the first twelve months post closing of $10 million or more, unless such acquisition is built into the annual plan upon which the Performance Goals were established, to the extent that the transaction costs associated with the acquisition (including, but not limited to, legal costs, due diligence expenses, broker/banker fees, expenses associated with governmental and/or regulatory filings, etc.) impact any Performance Goal, no matter when it is closed during the Performance Period; and

iv.	any externally driven change (e.g, FASB, IFRS, SEC, etc.) in any accounting or measurement principle that impacts any Performance Goal, provided that the cumulative impact of all such changes on the Performance Goals results in a net change to the payout that would be made that is greater than 2% in the aggregate over the entire Performance Period.

d. The actual number of Shares that becomes vested and issuable based on achieving the Performance Goals during the Performance Period may be adjusted downward by the Committee in its sole and absolute discretion based on such extraordinary factors (e.g. a significant one-time gain) as the Committee determines to be appropriate and/or advisable.

4. Settlement; Issuance and Delivery of Shares.

a. In the event and only upon the achievement of at least the “Threshold” level of performance with respect to at least one (1) of the Performance Goals described in the table(s) set forth in Exhibit A to this Agreement during the Performance Period, which achievement must be certified in writing by the Committee following the expiration of the Performance Period, you will receive such number of Shares up to your Maximum Potential Payout under this Performance Share Award as determined pursuant to Section 3 and Exhibit A to this Agreement and subject to applicable withholding. If none of the Performance Goals are achieved at the “Threshold” level of performance or above, then this Performance Share Award will be forfeited and canceled and you will receive no Shares in settlement thereof. You may not receive a greater number of Shares than your Maximum Potential Payout.

b. In the event this Performance Share Award is forfeited or cancelled for any reason pursuant to Section 3, 5, 6 or 7 of this Agreement or otherwise, no Shares will be issued or payment made in settlement of this Performance Share Award.

c. Any Shares issued to you upon settlement of this Performance Share Award will be issued and delivered to you in book-entry or certificate form or issued and deposited for your benefit with any broker with which you have an account relationship or Toro has engaged to provide such services under the Plan. Except as provided in paragraph (d) below, in no event will Toro deliver Shares to you later than March 15 of the calendar year following the calendar year in which the Performance Period ends.

d. Notwithstanding any of the foregoing or any other provision of this Agreement, in the event you have properly elected to defer your receipt of any Shares issuable pursuant to this Performance Share Award under The Toro Company Deferred Compensation Plan for Officers, as such plan may be amended from time to time, or any similar successor plan, you will receive such Shares in accordance with your deferral election.

e. The issuance and delivery of Shares pursuant to this Performance Share Award shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

5. Effect of Death, Disability, Retirement or Other Termination of Employment or Other Service.

a. In the event your employment or other service with the Employer is terminated by reason of death, Disability or Retirement prior to the end of the Performance Period, this Performance Share Award will be terminated and forfeited; provided, however, that if in the event your employment or other service with the Employer is terminated by reason of death, Disability or Retirement prior to the end of the Performance Period, but after the conclusion of not less than one year of the Performance Period, the Committee may, in its sole discretion, cause Shares to be delivered or payment made with respect to this Performance Share Award pursuant to Section 4 of this Agreement (except to the extent you have properly elected to defer receipt of any Shares under The Toro Company Deferred Compensation Plan for Officers), but only if otherwise earned for the entire Performance Period and only with respect to the portion of the applicable Performance Period completed at the date of such event, with proration based on the number of months or years you were employed during the Performance Period.

b. In the event your employment or other service with the Employer is terminated for any reason other than death, Disability or Retirement prior to the end of the Performance Period, this Performance Share Award will be terminated and forfeited.

c. Notwithstanding anything to the contrary in the Plan, and unless otherwise determined by the Committee in its sole discretion, your termination date shall be the date on which your active employment or other service ceases and shall not be extended by any notice of termination of employment or severance period provided to you by contract or practice of Toro or the Employer or mandated under local law, unless otherwise required by applicable law.

6. Adverse Action. In addition to the other rights of the Committee under the Plan, if you are determined by the Committee, acting in its sole reasonable discretion, to have taken any action that would constitute an Adverse Action, (a) all of your rights under the Plan and any agreements evidencing an Award granted under the Plan, including this Agreement evidencing this Performance Share Award, then held by you shall terminate and be forfeited without notice of any kind, and (b) the Committee in its sole discretion may require you to surrender and return to Toro all or any Shares received, or to disgorge all or any profits or any other economic value (however defined by the Committee) made or realized by you, during the period beginning one year prior to your termination of employment or other service with the Employer in connection with any Awards granted under the Plan, including this Performance Share Award, or any Shares issued upon the exercise, vesting or settlement of any Awards, including this Performance Share Award. This Section 6 shall not apply following the occurrence of a Change of Control.

7. Clawback, Forfeiture or Recoupment. Any Shares issued to you under this Performance Share Award will be subject to the forfeiture provision contained in Section 13.6(b) of the Plan as well as any other or additional “clawback,” forfeiture or recoupment policy adopted by Toro either prior to or after the date of this Agreement.

8. Change of Control. Notwithstanding any provision of this Agreement to the contrary and subject to the terms of any separate Change of Control or similar agreement to which you are bound, this Performance Share Award shall become immediately vested upon the occurrence of a Change of Control prior to the end of the Performance Period and unless deferred as provided under Section 4(d) of this Agreement, shall be settled by payment of your Maximum Potential Payout as soon as practicable after the occurrence of such Change of Control but in no event later than March 15 of the calendar year following the calendar year in which the Change of Control occurred. Notwithstanding any provision of this Agreement to the contrary, any amounts paid in settlement of this Performance Share Award pursuant to this Section 8 shall be paid in Shares representing your Maximum Potential Payout or such other form having a value equivalent to your Maximum Potential Payout, as may be authorized by the Committee in its sole discretion.

9. Shareholder Status. You will have no rights as a shareholder of Toro with respect to this Performance Share Award unless and until Shares are issued in settlement of this Performance Share Award pursuant to Section 4 of this Agreement. Except as expressly provided in the Plan, no adjustments will be made for dividends or other rights for which the record date is prior to issuance of Shares.

10. No Transfer. You may not transfer this Performance Share Award or any rights granted under this Performance Share Award other than by will or applicable laws of descent and distribution or, if approved by the Committee, pursuant to a qualified domestic relations order entered into by a court of competent jurisdiction.

11. Tax Withholding. In the event you do not make prior arrangements with Toro to pay any tax withholding obligations that may arise in connection with this Performance Share Award, Toro will deduct or withhold from the Shares issued under this Agreement any federal, state, local or other taxes of any kind that Toro reasonably determines are required by law to be withheld with respect to income recognized or will take such other action as may be necessary in the opinion of Toro to satisfy all obligations for the payment of such taxes. If the payment of tax withholding obligations is satisfied in the form of withheld or surrendered Shares, such Shares will be valued at their Fair Market Value on the date the withholding is to be determined, but in no event shall such withholding exceed the minimum statutory withholding requirement.

12. Performance-Based Compensation. If you are a Covered Employee, it is intended that all payments under this Performance Share Award constitute “qualified performance-based compensation” within the meaning Section 162(m) of the Code and the Plan. This Performance Share Award is to be construed and administered in a manner consistent with such intent.

13. Successors. All obligations of Toro under the Plan with respect to this Performance Share Award shall be binding on any successor to Toro, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of Toro.

14. No Right to Continue Employment or Service. Neither the Plan, this Performance Share Award, the Performance Share Award Acceptance Agreement nor any related material shall give you the right to continue in employment by or perform services to the Employer or shall adversely affect the right of the Employer to terminate your employment or service relationship with or without cause at any time.

15. Electronic Delivery. Toro, in its sole discretion, may decide to deliver any documents related to this Performance Share Award granted to you under the Plan by electronic means. You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by Toro or a third party designated by Toro.

16. Governing Law. This Agreement and the Performance Share Award Acceptance Agreement shall be construed, administered and governed in all respects under and by the applicable laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.

17. Venue. In accepting this Performance Share Award, you are deemed to submit to the exclusive jurisdiction and venue of the federal or state courts of the State of Minnesota of the United States of America to resolve any and all issues that may arise out of or relate to this Performance Share Award and this Agreement.

18. Binding Effect. This Agreement shall be binding upon Toro and you and its and your respective heirs, executors, administrators and successors.

19. Conflict. To the extent the terms of this Agreement or the Performance Share Award Acceptance Agreement are inconsistent with the Plan, the provisions of the Plan shall control and supersede any inconsistent provision of this Agreement or the Performance Share Award Acceptance Agreement.

20. Non-Negotiable Terms. The terms of this Performance Share Award and the Performance Share Award Acceptance Agreement are not negotiable, but you may refuse to accept this Performance Share Award by notifying Toro’s Vice President, Secretary and General Counsel, or Managing Director, HR & Total Rewards, as applicable, in writing.

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IN WITNESS WHEREOF, this Agreement has been executed and delivered by The Toro Company and has been executed by you by execution of the attached Performance Share Award Acceptance Agreement.

[ ], 20[ ]

	By:	Chairman and CEO

PERFORMANCE SHARE AWARD ACCEPTANCE AGREEMENT

[            ] [    ], 20[    ]

I hereby agree to the terms and conditions governing the Performance Share Award as set forth in the Performance Share Award Agreement, this Agreement and as supplemented by the terms and conditions set forth in the Plan.

In accepting the Performance Share Award, I hereby acknowledge that:

(a) The Plan is established voluntarily by Toro, it is discretionary in nature and it may be modified, amended, suspended or terminated by Toro at any time, unless otherwise provided in the Plan, the Performance Share Award Agreement or this Performance Share Award Acceptance Agreement;

(b) The grant of the Performance Share Award is voluntary and occasional and does not create any contractual or other right to receive future Performance Share Awards, or benefits in lieu of Performance Share Awards, even if Performance Share Awards have been granted repeatedly in the past;

(c) All decisions with respect to future Performance Share Award grants, if any, will be at the sole discretion of Toro;

(d) I am voluntarily participating in the Plan;

(e) The Performance Share Award is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Employer;

(f) In the event I am not an employee of Toro or any Affiliate or Subsidiary, this Performance Share Award will not be interpreted to form an employment contract or relationship with Toro or any Affiliate or Subsidiary;

(g) The future value of the Shares that may issued in settlement of the Performance Share Award is unknown and cannot be predicted with certainty and if the Performance Share Award vests and the Shares become issuable in settlement hereof in accordance with the terms of the Performance Share Award Agreement and this Agreement, the value of those Shares may increase or decrease;

(h) In consideration of the grant of the Performance Share Award, no claim or entitlement to compensation or damages shall arise from termination of the Performance Share Award or diminution in value of the Performance Share Award or the Shares issuable in settlement hereof resulting from termination of my employment or service by Toro or the Employer (for any reason whatsoever and whether or not in breach of applicable labor laws) and I hereby irrevocably release Toro and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by acceptance of the Performance Share Award, I shall be deemed irrevocably to have waived my entitlement to pursue such claim;

(i) In the event of termination of my employment or other service (whether or not in breach of local labor laws), my right to be issued the Shares under the Plan in settlement of the Performance Share Award, if any, will terminate effective as of the date of termination of my active employment or other service as determined in the sole discretion of the Committee and will not be extended by any notice of termination of employment or severance period provided to me by contract or practice of Toro or the Employer or mandated under local law; furthermore, in the event of termination of my employment or other service (regardless of any contractual or local law requirements), my right to receive Shares in settlement of the Performance Share Award after such termination, if any, will be measured by the date of termination of my active employment or other service and will not be extended by any notice of termination of employment or severance period provided to me by contract or practice of Toro or the Employer or mandated under local law; the Committee shall have the sole discretion to determine the date of termination of my active employment or other service for purposes of this Performance Share Award;

(j) Neither Toro nor the Employer is providing any tax, legal or financial advice, nor is Toro or the Employer making any recommendations regarding my participation in the Plan or my acceptance of the Performance Share Award, my acquisition of any Shares upon settlement of the Performance Share Award or any sale of the Shares; and

(k) I have been advised to consult with my own personal tax, legal and financial advisors regarding my participation in the Plan before taking any action related to the Plan.

I hereby acknowledge that I have received electronically a copy of the Plan, the U.S. Prospectus relating to the Plan and Toro’s most recent Annual Report on Form 10-K. I hereby agree to accept electronic delivery of copies of any future amendments or supplements to the U.S. Prospectus or any future Prospectuses relating the Plan and copies of all reports, proxy statements and other communications distributed to Toro’s security holders generally by email directed to my Toro email address.

Note: If you do not wish to accept the Performance Share Award on the terms stated in the Performance Share Award Agreement or this Performance Share Award Acceptance Agreement, please immediately contact Toro’s Vice President, Secretary and General Counsel or Managing Director, HR & Total Rewards, as applicable, to decline the grant.

Signature:

Print Name:

Date:

EXHIBIT A

PERFORMANCE SHARE AWARD AGREEMENT

Corporate Performance Measures

Performance Goal
Weighting	Performance Measure	Threshold (40% payout)	Target (100% payout)	Maximum (200% payout)

Divisional Performance Measures

Performance Goal
Weighting	Performance Measure	Threshold (40% payout)	Target (100% payout)	Maximum (200% payout)